HEALTHCOMP EVALUATION SERVICES ENTERS INTO STRATEGIC RELATIONSHIP WITH DILIGENTI GROUP

Sarasota, Florida, October 3, 2000 -- Healthcomp Evaluation Services Corporation (Pink Sheets: HCEV), a national provider of health-related compliance services, today announced that the Company has entered into a strategic relationship with Diligenti, a global life sciences group, through its US subsidiary, Diligenti, Inc.

Pursuant to the arrangement, Diligenti is expected to invest $5.0 million in Healthcomp Evaluation Services Corporation by year end.
The initial tranche of $3.75 million was invested on September 21, 2000 in exchange for a convertible note; Diligenti has the option, subject to certain conditions, to make an additional investment of $1.25 million in HESc's common stock in the future. The convertible note matures on the earlier of March 31, 2001 or the date that Diligenti converts its note into common stock of the Company. In the event that the note is not converted, the Company would pay interest on the note at 20% per annum. Under the terms of the financing arrangement, Diligenti would, in certain circumstances, be able to convert the note into equity that would represent approximately 38% of the outstanding voting power of HESc. The combination of those shares of stock issuable on conversion of the note, together with the shares of stock issuable in connection with the additional $1.25 million investment that Diligenti has the option to make, would result in Diligenti owning shares of common stock representing 51% of HESc's fully diluted common stock. As part of the transaction, Thomas M. Hartnett has resigned from the Board of Directors of HESc and two designees of Diligenti have joined the Board.

In addition to the initial $5.0 million to be invested, Diligenti, through its various trading subsidiaries, and the Company will work closely together exploring new market opportunities as well as enhancing existing routes to market. Diligenti and the Company also plan to secure further on-going working capital as well as acquisition facilities to fund the Company's projected growth.

The proceeds of the loan have been used to finance the acquisition of the Preventive Services Division of U.S. HealthWorks, Inc. which the Company has separately announced today and to repay certain indebtedness and fund the Company's operations. While this arrangement helps address the Company's immediate working capital needs, additional funding is still required to sustain its operations and the continued growth of its core business and operations.

HESc specializes in the provision of data management services for employers' worker populations and furnishes substance abuse, worksite medical surveillance, and related employee health, wellness and screening services to corporate and government clients nationwide. Diligenti provides commercial solutions to the healthcare and life sciences industries in the United States and abroad.

Note Regarding Private Securities Litigation Reform Act: This press release contains forward-looking statements that involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements due to a number of factors and risks detailed from time to time in statements and reports that HESc files from time to time with the Securities and Exchange Commission.

For further information, contact:

Thomas M. Hartnett, Healthcomp Evaluation Services Corporation
800-318-0429




HEALTHCOMP EVALUATION SERVICES CORPORATION ACQUIRES PREVENTIVE SERVICES DIVISION OF U.S. HEALTHWORKS


Sarasota, Florida, October 3, 2000 -- Healthcomp Evaluation Services Corporation (Pink Sheets: HCEV), a national provider of health-related compliance services, today announced that the Company has acquired the Preventive Services Division of U.S. HealthWorks, Inc., a leading provider of clinic-based occupational health services, for total consideration of $3.0 million, of which $2.0 million was paid in cash at closing on September 21, 2000 with the balance to be paid in quarterly installments over the next twelve months.

The Preventive Services Division provides mobile audiometric and respiratory testing services, industrial hygiene and safety consulting and data processing and health evaluation services to a national client base. HESc specializes in the provision of data management services for employers' worker populations and furnishes substance abuse, worksite medical surveillance, and related employee health, wellness and screening services to corporate and government clients nationwide.

The companies also announced that they will enter into a strategic alliance whereby HESc will use U.S. HealthWorks' national network of occupational health clinics for fixed site services and will support on-site occupational health services to U.S. HealthWorks' customers through the Company's fleet of mobile testing vehicles.

Martin Clegg, the Company's President, stated, "We are tremendously excited about the acquisition of the Preventive Services Division which we believe will enable HESc to become the premier supplier of mobile occupational health services with a complete menu of services, systems and products that are not being offered by any other supplier on a national basis. With the addition of PSD's industrial hygiene and safety consulting business, we are well positioned to meet the evolving healthcare needs of our customers."

Commenting on the partnership with U.S. HealthWorks, Mr. Clegg, stated, "We believe that the alliance with U.S. HealthWorks will allow both companies to focus on their respective areas of expertise and will result in improved quality of service to our respective customers."

Note Regarding Private Securities Litigation Reform Act: This press release contains forward-looking statements that involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements due to a number of factors and risks detailed from time to time in statements and reports that HESc files from time to time with the Securities and Exchange Commission.


For further information, contact:

Thomas M. Hartnett, Healthcomp Evaluation Services Corporation
800-318-0429